Exhibit No.      1.1

FOR IMMEDIATE RELEASE

Contact:
Raymond F. Kunzmann
Vice President, Finance
LeCroy Corporation
Tel:  845.425.2000

              LECROY CORPORATION ANTICIPATES STRONGER-THAN-EXPECTED
                  FOURTH-QUARTER FISCAL 2001 FINANCIAL RESULTS

  COMPANY TO RELEASE FULL FOURTH QUARTER RESULTS AND BROADCAST CONFERENCE CALL
                      OVER THE INTERNET ON AUGUST 7, 2001

CHESTNUT RIDGE, NY, July 23, 2001 - LeCroy Corporation (Nasdaq: LCRY), a leading supplier of high-performance digital oscilloscopes, today announced that it anticipates reporting stronger-than-expected financial results for its fiscal 2001 fourth quarter ended June 30, 2001. The Company also announced anticipated financial results for the first-quarter and full-year fiscal 2002.

LeCroy anticipates that revenue for the fourth quarter of fiscal 2001 will be between $39.0 and $40.0 million, including $300,000 from the recognition of deferred revenue established with the adoption of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 ("SAB 101") relating to revenue recognition. This compares with revenues of $33.5 million in the fourth quarter of fiscal 2000. Operating income, before a $700,000 (pre-tax) restructuring charge, is expected to be in the range of $4.2 million to $4.5 million inclusive of the $300,000 benefit from the recognition of deferred revenue. The Company anticipates that these results would generate earnings from continuing operations of between $0.36 and $0.39 per diluted share, including the accrual of dividends on the Company's convertible, redeemable preferred stock. These amounts compare with $2.5 million of operating income and earnings of $0.13 per diluted share, before a $2.0 million restructuring credit, in the fourth quarter of fiscal 2000.

LeCroy President and Chief Operating Officer Tom Reslewic said, "Demand for the new products we introduced during this fiscal year has allowed us to generate record sales for the third consecutive quarter, despite the slow economy. Total orders during the quarter were $35.5 million, 6 percent higher than the prior year. Our operating efficiency initiatives, as well as the ability to leverage our SG&A costs over a higher sales level, should allow us to report an operating margin of approximately 11 percent and a significant improvement in LeCroy's bottom line for the fourth quarter. We anticipate that these operating results, coupled with a favorable effective tax rate, will result in fourth-quarter earnings per share that are between $0.03 and $0.06 higher than the guidance that we announced in connection with our third-quarter financial results report on April 18, 2001."

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                                                            Exhibit No.      1.1

LECROY ANNOUNCES ANTICIPATED RESULTS/ 2

"We continue to work on improving our operating efficiencies," Reslewic said. "As a result, we recently reduced our workforce by approximately 25 positions, or five percent of total employment. We expect this decision to reduce operating costs by $1.5 million to $1.8 million annually, and to result in a fourth-quarter charge of $700,000, net of a $200,000 reversal of prior severance reserves."

LeCroy also expects to reflect the following items in its fourth quarter fiscal 2001 financial statements:

* As previously disclosed, LeCroy will adopt the provisions of SAB 101, which provides new guidance on revenue recognition. The adoption will be recorded as of July 1, 2000 and will result in a charge of $4.4 million or $0.50 per diluted share, net of a $2.7 million tax benefit, to reverse previously recognized revenue on licensing agreements. This revenue will now be recognized over the terms of the license agreements. As a result of adopting SAB 101, LeCroy will record incremental revenue and pre-tax income of $300,000 in the fourth quarter of fiscal 2001 and $1.3 million for the full 2001 fiscal year, representing the current year recognition of the deferred revenue.

* The Company will record a $2.5 million credit to its tax provision, or a $0.27 per diluted share increase to net income, reflecting a $4.1 million reversal of valuation reserves previously set up against various deferred tax assets partially offset by the establishment of a $1.6 million reserve for a change in policy regarding the repatriation of cash from foreign subsidiaries. The reversal of the tax valuation reserves reflect the generation of taxable income in the current year and the Company's projections of taxable income in the future periods sufficient to utilize existing tax assets to reduce future cash tax costs.

* The Company has increased its net loss from discontinued operations by $450,000, or $0.05 per diluted share, to reflect the settlement of certain contingent liabilities, and to record a tax benefit associated with the loss.

FISCAL 2002 OUTLOOK

"Our planning process for fiscal 2002 has recently been completed," stated LeCroy Chief Executive Officer Lutz Henckels. "We considered a number of factors, including the economic outlook, the timing of our anticipated fiscal 2002 new product introductions, as well as the effect of certain fourth-quarter 2001 developments such as the reversal of tax valuation reserves. While our fiscal 2002 plan is aggressive, it is also very achievable assuming that the economy does not further deteriorate and that we execute on our strategies."

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                                                            Exhibit No.      1.1

LECROY ANNOUNCES ANTICIPATED RESULTS/ 3



Lutz Henckels concluded, "As a result of the fourth quarter reversal of tax reserves that increased net income by $0.27 per diluted share in fiscal 2001, we now expect that our book tax rate will increase in fiscal 2002 and will range from 35 percent to 37 percent. This change is projected to reduce our fiscal 2002 earnings per share estimates by $0.09 to $0.13 per diluted share from previous estimates that used a projected 30% tax rate. By using our existing tax assets, however, our cash tax expense will be substantially lower than our book tax expense."


LeCroy's anticipated results for the first quarter of fiscal 2002 and the full fiscal year 2002 are as follows:

                                          Expected Operating
                       Expected Revenue         Income             Expected EPS
                       ----------------   ------------------       ------------
First quarter 2002       $31 million        $ 2.0 million             $0.14

Fiscal Year 2002        $155 million        $16.0 million             $1.00


EARNINGS RELEASE AND CONFERENCE CALL

The Company invites interested parties to participate in its conference call to discuss fourth-quarter and year-end financial results to be held Tuesday, August 7th at 10:00 a.m. ET with Chief Executive Officer Lutz Henckels, President and Chief Operating Officer Tom Reslewic and Vice President and Chief Financial Officer Ray Kunzmann.

Those who wish to listen to the conference call should visit the investor section of the Company's Web site at www.lecroy.com at least 15 minutes prior to the event's broadcast. Then, follow the instructions provided to assure that the necessary audio applications are downloaded and installed. These programs can be obtained at no charge to the user. In addition, interested parties can access an archived version of the call, also located on the investor section of LeCroy's Web site. The archived call will be available for one week.


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                                                            Exhibit No.      1.1


LECROY ANNOUNCES ANTICIPATED RESULTS/ 4


SAFE HARBOR

This release contains forward-looking statements pertaining to future financial projections and future anticipated plans, including the Company's success in executing on its strategies, economic conditions, market trends, the success of new product introductions, the Company's projections regarding financial performance in the fourth fiscal quarter of fiscal 2001, first-quarter of fiscal 2002 and full-year 2002, as well as other estimates relating to future operations. All such forward-looking statements are only estimates of future results, and there can be no assurance that actual results will not materially differ from expectations. Actual performance and results of operations may differ materially from those projected or suggested in the forward-looking statements due to certain risks and uncertainties including, without limitation, volume and timing of orders received, changes in the mix of products sold, competitive pricing pressure, the Company's ability to anticipate changes in the market, the availability and timing of funding for the Company's current products and the development of future products. Further information on potential factors that could affect LeCroy Corporation's business is described in the Company's reports on file with the Securities and Exchange Commission


ABOUT LECROY

LeCroy Corporation, headquartered in Chestnut Ridge, New York, develops manufactures and markets electronic signal acquisition and analysis products and services. The Company's core business is the production of high-performance digital oscilloscopes, which are used by design engineers and researchers in a broad range of industries, including electronics, computers and communications.

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